miax

September 12, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("Emerald")
Amendment 2023-14 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-14 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit F – Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 09/12/23	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

23008055

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: September 12, 2023

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of September, 2023.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

<u>Response</u>:

1. Pre-Application Survey (MIAX, PEARL Options & EMERALD)
2. Member Application (MIAX, PEARL Options & EMERALD)
3. Amendment to Member Application (MIAX, PEARL Options & EMERALD)
4. Waive-In Member Application (MIAX, PEARL Options & EMERALD)
5. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options & EMERALD)
6. Market Maker Member Guarantee (EMERALD)
7. Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options & EMERALD)
8. User Agreement (MIAX, PEARL Options, PEARL Equities & EMERALD)
9. Sponsored Access Agreement (EMERALD)
10. Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities & EMERALD)
11. Clearing Member Restriction Form (MIAX, PEARL Options & EMERALD)
12. Volume Aggregation Request Form (MIAX, PEARL Options & EMERALD)
13. Stock-Tied Give Up Authorization and Guarantee (EMERALD)
14. Stock-Tied Complex Order Authorization (EMERALD)
15. Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities & EMERALD)
16. Market Data Policies (MIAX, PEARL Options, PEARL Equities & EMERALD)

17. Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities & EMERALD)

18. Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities & EMERALD)

19. Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities & EMERALD)

20. Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities & EMERALD)

21. Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities & EMERALD)

22. Extranet Schedule A (MIAX, PEARL Options, PEARL Equities & EMERALD)

23. Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Pre-Application Survey Form

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

miax®

Member Firm: ______ Member Firm CRD #: ______
Address: ______
City: ______ State: ______ Zip Code: ______
Member Firm Telephone #: ______

Name of Individual Making Application: ______
Title: ______ Telephone #: ______
Name of Individual Making Application's Email Address: ______

I. Type of Membership

☐ **Miami International Securities Exchange, LLC ("MIAX")**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

☐ **MIAX Emerald, LLC ("MIAX Emerald")**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

☐ **MIAX PEARL, LLC ("MIAX Pearl")**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

II. Organizational Structure

☐ Limited Liability Company ☐ Partnership ☐ Corporation ☐ Other: ______

III. Business and Operating Information

Type of trading activities description:

______

Description of market maker, order routing, and processing systems:

______

Application Contact:

Name: ______ Title: ______

Telephone: ______ Email: ______

Technical Contact:

Name: ______ Title: ______

Telephone: ______ Email: ______

Trading/Business Contact:

Name: ______ Title: ______

Telephone: ______ Email: ______

Regulatory Contact:

Name: ______ Title: ______

Telephone: ______ Email: ______

IV. Miscellaneous Information

Designated Examining Authority: ______

Will your firm require connectivity to MIAX? ☐ Yes ☐ No

Will your firm require connectivity to MIAX Pearl? ☐ Yes ☐ No

Will your firm require connectivity to MIAX Emerald? ☐ Yes ☐ No

Will your firm be routing orders to MIAX through another firm? ☐ Yes ☐ No

Explain: ______

Will your firm be routing orders to MIAX Pearl through another firm? ☐ Yes ☐ No

Explain: ______

Will your firm be routing orders to MIAX Emerald through another firm? ☐ Yes ☐ No

Explain: ______

Will your firm be doing a public business? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX Pearl? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX Emerald? ☐ Yes ☐ No

Is your firm (or an affiliate) publicly traded? Symbol: ______ Exchange: ______ ☐ No

Member Application

MIAX Options Exchange

MIAX Pearl Options Exchange

MIAX Emerald Options Exchange

Firm Name:	
Application Contact:	
Title:	
Telephone:	Email:

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC / MIAX Emerald, LLC

7 Roszel Road, Ste. 1A
Princeton, NJ 08540
Attention: Member Services

609-897-1479
memberservices@miaxglobal.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA"),* then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a.) Address:

City/State/Zip Code:

Telephone: Fax:

b.) Is Applicant affiliated with a MIAX Member Firm? Yes No

If yes, list Member Firm(s):

c.) Is Applicant affiliated with a MIAX Pearl Member Firm? Yes No

If yes, list Member Firm(s):

d.) Is Applicant affiliated with a MIAX Emerald Member Firm? Yes No

If yes, list Member Firm(s):

II. Type of Membership *(indicate all that apply)*

MIAX

- Primary Lead Market Maker
- Lead Market Maker
- Registered Market Maker
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

MIAX Pearl

- Market Maker
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

MIAX Emerald

- Primary Lead Market Maker
- Lead Market Maker
- Registered Market Maker
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

III. Primary Firm Contacts *(attach additional names as needed)*

Registrations Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Billing Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Trading Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Chief Compliance Officer:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Financial & Operations Principal (FINOP Series 27):

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

IV. Regulatory

☐ a) Form BD: current copy. SEC # 8-: Firm CRD: #

☐ b) A list of SROs of which Applicant is a member.

☐ c) Applicant's designated examining authority ("DEA").

☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

☐ i) Associated Person registrant(s) [Exchange Rule 202, MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100]

☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*

☐ k) **Procedures:** *current copy*

1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
3) **Information Barrier**
4) **Business Continuity Planning**

☐ l) Date of Applicant's last examination during which supervisory procedures were reviewed. *Please provide copy of disposition findings*.

☐ m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

a) Type of Organization:

- Corporation
- Limited Liability Company
- Partnership
- Sole Proprietorship

b) State of Organization: Federal Tax ID:

c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, [order routing] give-up clearing agreement, etc.)*

b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self- clearing, so indicate).

Please provide:
• Error Account Information:

c) A brief description of:

• Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.

• The manner in which Applicant **receives and sends orders,** such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.

• If Applicant will be conducting "Other Business Activities", a statement describing such activities.

• If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

d) Brokers' Blanket Bond: *If applicable, copy of.*

e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*

f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure *(attach response statement(s) as needed)*

a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

b) Applicant's financial Balance Sheet, *current copy.*

c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.

d) Name, address and contact information for Applicant's independent public accountant.

e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.

g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)?*

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

j) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

l) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:

- a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.
- b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.
- c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.
- d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.
- e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.
- f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.
- g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.
- h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.
- i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.
- j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Print Name: Title:

Signature: Date:

Definitions

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX/MIAX Emerald), Lead Market Maker (MIAX/MIAX Emerald), Registered Market Maker (MIAX/MIAX Emerald), Market Maker (MIAX Pearl) or Electronic Exchange Member (MIAX/MIAX Pearl/MIAX Emerald), or the Member completing this form.

Associated Person – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Authorized Trader – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

Central Registration Depository ("Web CRD®" or "CRD") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

Control – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Designated Examining Authority ("DEA") – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

Designated Options Examining Authority ("DOEA") – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

Electronic Exchange Member – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

Financial Arrangement – the direct financing of a Market Maker's dealings upon the Exchange.

Lead Market Maker – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Lead Market Makers.

Market Maker – a MIAX Pearl Member registered with MIAX Pearl for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Pearl Rules.

Market Maker Authorized Trader ("MMAT") – per MIAX Pearl Rule 601(b)(1), MMATs may be officers, partners, employees or other Associated Persons of Members that are registered with the Exchange as Market Makers.

Member – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX/MIAX Emerald); (ii) a "Lead Market Maker" (MIAX/MIAX Emerald), (ii) a "Market Maker" (MIAX Pearl); (iii) a "Registered Market Maker (MIAX/MIAX Emerald)," or (iv) an "Electronic Exchange Member" (MIAX/MIAX Pearl/MIAX Emerald).

MIAX – Miami International Securities Exchange, LLC.

MIAX Emerald – MIAX Emerald, LLC.

MIAX Pearl – MIAX PEARL, LLC.

Person – a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision hereof.

Primary Lead Market Maker – a Lead Market Maker appointed by MIAX or MIAX Emerald to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Primary Lead Market Makers.

Registered Market Maker – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Registered Market Makers.

Registered Options Trader ("ROT") – per MIAX and MIAX Emerald Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

Responsible Person – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Self-Regulatory Organization ("SRO") – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Sponsored User – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

Amendment to the Member Application

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

miax™

Firm Name:

Application Contact:

Title:

Telephone: Email:

A firm applying for a change in membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note:* In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA"),* then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a.)
Address:

City/State/Zip Code:

Telephone: Fax:

b.) Is Applicant affiliated with a MIAX Member Firm? Yes No

If yes, list Member Firm(s):

c.) Is Applicant affiliated with a MIAX Pearl Member Firm? Yes No

If yes, list Member Firm(s):

Encrypted electronic filings are advisable for secure personal or financial information.

d.) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s):

e.) Is Applicant requesting a reinstatement of its MIAX membership? ☐ Yes ☐ No

f.) Is Applicant requesting a reinstatement of its MIAX Pearl membership? ☐ Yes ☐ No

g.) Is Applicant requesting a reinstatement of its MIAX Emerald membership? ☐ Yes ☐ No

II. Change of Membership Type *(indicate all that apply)*

☐ **MIAX**

- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):
  - ☐ Arrangement with #(s):

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:

☐ **MIAX Pearl**

- ☐ Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):
  - ☐ Arrangement with #(s):

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:

☐ **MIAX Emerald**

- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):
  - ☐ Arrangement with #(s):

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:

☐ **OTHER**

Please describe (i.e. name or other non-substantive change)

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

Print Name:		Title:	
Signature:		Date:	

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s) *(attach additional name(s) as needed)*

Registrations Contact:

Name:			
Title:		☐	Authorized Signer
Email:			
Telephone:		CRD #:	

Billing Contact:

Name:			
Title:		☐	Authorized Signer
Email:			
Telephone:		CRD #:	

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:			
Title:		☐	Authorized Signer
Email:			
Telephone:		CRD #:	

Trading Contact:

Name:			
Title:		☐	Authorized Signer
Email:			
Telephone:		CRD #:	

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:			
Title:			Authorized Signer
Email:			
Telephone:		CRD #:	

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:			
Title:			Authorized Signer
Email:			
Telephone:		CRD #:	

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:			
Title:			Authorized Signer
Email:			
Telephone:		CRD #:	

Chief Compliance Officer:

Name:			
Title:			Authorized Signer
Email:			
Telephone:		CRD #:	

Financial & Operations Principal (FINOP Series 27):

Name:			
Title:			Authorized Signer
Email:			
Telephone:		CRD #:	

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

IV. Regulatory

a) Form BD: current copy. SEC # 8-: Firm CRD: #

b) A list of SROs of which Applicant is a member.

c) Applicant's designated examining authority ("DEA").

d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

i) Associated Person registrant(s) [Exchange Rule 202, MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100]

j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*

k) **Procedures:** *current copy*

1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.

2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.

3) **Information Barrier**

4) **Business Continuity Planning**

l) Date of Applicant's last examination during which supervisory procedures were reviewed. *Please provide copy of disposition findings.*

m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

a) Type of Organization:

- Corporation
- Limited Liability Company
- Partnership
- Sole Proprietorship

b) State of Organization: Federal Tax ID:

c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, [order routing] give-up clearing agreement, etc.)*

b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self- clearing, so indicate).

Please provide:
• Error Account Information:

c) A brief description of:

- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders,** such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

d) Brokers' Blanket Bond*: If applicable, copy of.*

e) Sharing of Offices & Wire Connections Arrangements: *If applicable*, *copy of agreement*.

f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure *(attach response statement(s) as needed)*

a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

b) Applicant's financial Balance Sheet, *current copy.*

c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (b) above.

d) Name, address and contact information for Applicant's independent public accountant.

e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.

g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)?*

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

j) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

l) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

Waive-in Member Application

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

Firm Name: ________ FIRM CRD #: ________

I. Existing Membership

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________
  - ☐ Arrangement with #(s): ________

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other: ________

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________
  - ☐ Arrangement with #(s): ________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ________

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________
  - ☐ Arrangement with #(s): ________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ________

II. Waive-In Request

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____
  - ☐ Arrangement with #(s): ____

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____
  - ☐ Arrangement with #(s): ____

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____
  - ☐ Arrangement with #(s): ____

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF MEMBERSHIP

a) The Applicant-Firm agrees that it will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant-Firm agrees to submit to the jurisdiction of the Exchange [Rules 1000, 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant-Firm may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant-Firm or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant-Firm authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant-Firm or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant-Firm agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant-Firm certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Waive-In Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant-Firm agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Print Name:		Title:	
Signature:		Date:	

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to MIAX, MIAX Pearl and/or MIAX Emerald, please file supplemental documentation as needed.

Primary Firm Contact(s)	☐ No material change	☐ As noted
Regulatory	☐ No material change	☐ As noted
Organizational Structure	☐ No material change	☐ As noted
Business and Operating Information	☐ No material change	☐ As noted
Financial Disclosure	☐ No material change	☐ As noted

III. Primary Firm Contact(s) *(Attach additional names(s) as needed)*

Registrations Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Billing Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Trading Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:
Title: ☐ Authorized Signer
Email:
Telephone: CRD #:

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:
Title: ☐ Authorized Signer
Email:
Telephone: CRD #:

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:
Title: ☐ Authorized Signer
Email:
Telephone: CRD #:

Chief Compliance Officer:

Name:
Title: ☐ Authorized Signer
Email:
Telephone: CRD #:

Financial & Operations Principal (FINOP Series 27):

Name:
Title: ☐ Authorized Signer
Email:
Telephone: CRD #:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Encrypted electronic filings are advisable for secure personal or financial information.

Clearing Member Give-up Authorization and Guarantee

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

Name of Clearing Member

M.P.I.D. / Clearing #

Name of Exchange Member

MIAX MIAX Pearl MIAX Emerald

In accordance with Miami International Securities Exchange, LLC ("MIAX®"), MIAX PEARL, LLC ("MIAX Pearl®"), or MIAX Emerald, LLC ("MIAX Emerald®") (individually or collectively referred to herein as the "Exchange", as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member's OCC# Acronym listed above on the Exchange and Clearing Member advises the Exchange that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to the Exchange by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on the Exchange even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Clearing Member

Title

Signature of Authorized Signatory of Clearing Member

Date

Name of Authorized Signatory of Exchange Member

Title

Signature of Authorized Signatory of Exchange Member

Date

Market Maker Member Guarantee

Name of Clearing Member

OCC# Acronym

Name of Member

In accordance with MIAX Emerald, LLC ("MIAX Emerald®" or the "Exchange") Rules 209 and 608, the undersigned Clearing Member has issued a Letter of Guarantee for the above Member, a copy of which has been delivered to MIAX Emerald. The Letter of Guarantee provides that the Clearing Member guarantees and assumes financial responsibility for all transactions on MIAX Emerald resulting from orders, bids, offers and other messages that are transmitted by the Member through the above-listed acronym.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX Emerald even if orders, bids, offers or other messages transmitted to MIAX Emerald through the foregoing acronym (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Market Maker Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Clearing Member

Title

Signature

Date

Universal Give-Up & Designated Clearing Advisement

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

miax®

Date:

Member Firm Name: Firm CRD #:

Contact Name: Title:

Telephone: Email:

The above-referenced member firm requests Miami International Securities Exchange, LLC ("MIAX®"), MIAX PEARL, LLC ("MIAX Pearl®") and/or MIAX Emerald, LLC ("MIAX Emerald®") to activate or terminate give-ups for the following Options Clearing Corporation ("OCC") clearing firm(s).

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald"), Delaware limited liability companies, with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540 (individually or collectively referred to herein as the "Exchange" as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. Term of the Agreement

This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services

Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on the Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance

Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a "Sponsored User"); (iv) it will maintain and keep current a list of all associated persons in accordance with MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX Pearl Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User's Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User's authorized individuals with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. Monitoring

User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions

User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. Sponsored Users

Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. Connectivity

User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. Market Data

User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. Restrictions on Use; Security

Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Obvious and Catastrophic Errors Policy

User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. Corporate Names; Proprietary Rights

The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees

By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY

THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES

ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES

ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User

User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. Indemnification by Exchange

The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination

The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. Acknowledgement of SRO Obligations

The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment

User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure

Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability

Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration

In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment

The Exchange may amend any term or condition of this Agreement on sixty (60) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). The Exchange will use commercially reasonable efforts to provide User with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

26. Miscellaneous

All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

USER: ____________________

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

Select type of USER: ☐ Exchange Member ☐ Sponsored User

If Sponsored User, name of Sponsoring Member: ____________________

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

MIAX PEARL, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

MIAX EMERALD, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

This Agreement is made among and between MIAX Emerald, LLC ("MIAX Emerald" or the "Exchange"), a Delaware limited liability company, with its principal offices located at 7 Roszel Road, Princeton, New Jersey 08540, the Sponsoring Member identified in Part I below and the Sponsored User identified in Part II below. This Agreement is effective when executed by MIAX Emerald ("Effective Date"). Pursuant to the terms of this Agreement, MIAX Emerald will provide the Sponsored User with access to the MIAX Emerald System. Use of the MIAX Emerald System by Sponsored User is governed by MIAX Emerald Rules 210 and 500. MIAX Emerald may terminate or modify the Sponsored User's connection at any time, without prior notice and without any liability to MIAX Emerald as a consequence thereof.

1. Sponsoring Member Section

The Sponsoring Member hereby certifies that it is an approved Member of MIAX Emerald in good standing and has entered into a User Agreement with MIAX Emerald governing its access to and use of services provided by MIAX Emerald. The Sponsoring Member acknowledges that it has been designated by the Sponsored User (identified by in Part II) to execute transactions on or through MIAX Emerald.

The Sponsoring Member confirms the following agreements and controls are in place:

A Sponsoring Member that provides Sponsored Access shall execute and maintain agreements with each Sponsored User.

A Sponsoring Member that provides Sponsored Access shall execute and maintain agreements with each third party ("Third Party Provider") that provides a Sponsored Access System to Sponsored Users for accessing MIAX Emerald, specifying which of the financial and regulatory controls are satisfied.

Each Sponsoring Member shall establish adequate procedures and controls that permit it to effectively monitor and control the Sponsored Access to systemically limit the Sponsoring Member's financial exposure.

Each Sponsoring Member shall have systemic controls reasonably designed to ensure compliance by the Sponsored User with all applicable Regulatory Requirements.

Each Sponsoring Member must maintain an up-to-date list of persons who could obtain access to MIAX Emerald on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request.

Each Sponsoring Member must have reasonable procedures to ensure that Sponsored User and all of Sponsored User's Authorized Traders maintain the physical security of MIAX Emerald, which includes, but is not limited to, the equipment for accessing the facilities of MIAX Emerald, to prevent the unauthorized use or access to MIAX Emerald, including the unauthorized entry of information into MIAX Emerald, or the information and data made available therein.

Each Sponsoring Member must otherwise comply with the MIAX Emerald Rules. If MIAX Emerald determines that Sponsored User or an Authorized Trader has caused Sponsoring Member to violate the MIAX Emerald Rules, MIAX Emerald may direct the Sponsoring Member to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Member must suspend or withdraw such status.

Each Sponsoring Member shall ensure that appropriate supervisory personnel receive and review timely reports of all trading activity by its Sponsored Users sufficient to permit the Sponsoring Member to comply with applicable Regulatory Requirements, and to monitor for illegal activity such as market manipulation or insider trading.

To the extent the Sponsoring Member is not a clearing firm, the Sponsoring Member's clearing firm, which must be a Member, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions.

Sponsoring Member Authorization

We are a Member in good standing and have been designated by the Sponsored User to execute, clear and settle transactions resulting on or through MIAX Emerald. We acknowledge and agree that any orders entered into MIAX Emerald by the Sponsored User or any person acting on behalf of or in the name of the Sponsored User that identify us as the Sponsoring Member and any execution occurring as a result of such orders are binding in all respects on us. In that regard, we acknowledge and agree that we are responsible for all related contractual and regulatory obligations. We hereby acknowledge and agree that we are responsible for any and all actions taken by the Sponsored User or any person acting on behalf of or in the name of the Sponsored User on or through MIAX Emerald.

Member	CRD#

Address

City, State, Zip

Contact Name

Phone	Fax

Email

Name of Authorized Official	Title
Signature of Authorized Official	Date

2. Sponsored User Section

Authorized Acknowledgement of the Sponsored User

The Sponsoring Member (identified in Part I) has agreed to provide the undersigned Sponsored User access to the MIAX Emerald System. The Sponsoring Member has agreed to allow the Sponsored User to conduct activity and effect transactions on MIAX Emerald in the name of the Sponsoring Member. Access by the Sponsored User is available only to the extent authorized by the Sponsoring Member. Prior to obtaining access to the MIAX Emerald System, the Sponsored User must enter into a User Agreement with MIAX Emerald governing its access to and use of services provided by MIAX Emerald. Additionally, a Sponsored User that is a broker-dealer must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the Central Registration Depository ("Web CRD®") maintained by FINRA.

Sponsoring Member acknowledges and agrees that it is responsible for all orders entered on or through the Exchange by the Sponsored User and any person acting on behalf of or in the name of such Sponsored User. Sponsoring Member further acknowledges and agrees that it must be identified on any order submitted by the Sponsored User as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored User shall be binding in all respects on the Sponsoring Member. Furthermore, Sponsoring Member acknowledges and agrees that as a Sponsoring Member they are responsible for all contractual and regulatory obligations arising from this Sponsored User relationship. Such regulatory obligations include, but are not limited to:

- compliance with SEC Rule 15c3-5, including the requirement to establish, document, and maintain a system of risk management controls and supervisory procedures that, among other things, are reasonably designed to: (i) systematically limit the financial exposure of the broker or dealer that could arise as a result of market access, and (ii) ensure compliance with all regulatory requirements applicable to market access;
- ompliance with SEC Rule 15c3-5, including the requirement to maintain direct and exclusive control over the risk management controls and supervisory procedures implemented for the Sponsored Participant;
- Question and Answer 5 of "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access" [1]; and
- where a Sponsored Participant is an Exchange registered Market Maker, compliance with the Market Maker obligations required by applicable Exchange Rules.

Sponsoring Member further acknowledges and agrees that it is responsible for any and all actions taken by the Sponsored User or any person acting on behalf of or in the name of Sponsored Participant on or through the Exchange. For the sake of clarity, the foregoing Sponsoring Member obligations also apply to orders entered on or through the Exchange by a Sponsored Participant that is acting as a Market Maker (as that term is defined in Rule 1.5(l) and Chapter XI in the Rules of the Exchange).

In addition to Exchange Rules 210, 500 and 2602, Sponsoring Member has further reviewed other provisions of the Rules of the Exchange and the terms of Sponsoring Member Agreement with the Exchange. The Sponsored User has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing, and settling of orders in securities eligible for trading on the Exchange. While the Sponsored User agrees to comply with the Rules of Exchange and the terms of the Sponsoring Member Agreement with the Exchange, Sponsoring Member understands that the Sponsoring Member still ultimately remains responsible for all orders entered on or through the Exchange by the Sponsored User. Sponsoring Member further understands that it is required and agrees to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored User.

[1] See Question 5, "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access", April 15, 2015, available at: https://www.sec.gov/divisions/marketreg/faq-15c-5-risk-management-controls-bd.htm. See also: "Overview of Exchange-Provided Risk Management Controls and Port Level Setting Changes in relation to Market Access Rule 15c3-5" at: https://cdn.cboe.com/resources/membership/Trading_Notice_-_BD_Diligence_Requests_FINAL.pdf.

Sponsored User shall promptly upon request provide Sponsoring Member with access to such books and records and financial information that is necessary to allow the Sponsoring Member to comply with its regulatory obligations with respect to activity of the Sponsored User within the Sponsored Access arrangement, and otherwise cooperate with the Sponsoring Member in furtherance of Sponsoring Member's compliance with applicable Regulatory Requirements. Information provided by Sponsored Users to Sponsoring Members pursuant to such requests shall be maintained as confidential by the Sponsoring Member, provided that such information shall be available to MIAX Emerald upon request for regulatory purposes.

Sponsored User shall maintain its trading activity within the credit, product or other financial limits specified by the Sponsoring Member.

Sponsored User shall maintain all technology permitting sponsored access to MIAX Emerald in a physically secure manner and may not permit unauthorized Traders to use or obtain access to MIAX Emerald. Sponsored User shall familiarize its Authorized Traders with the Regulatory Requirements and will provide appropriate training prior to use or access to MIAX Emerald.

Sponsored User shall agree that the Sponsoring Member or MIAX Emerald may immediately terminate the Sponsored Access if the Sponsoring Member or MIAX Emerald determines that continuing such access poses serious risk to the Sponsoring Member or to the integrity of the market.

The undersigned, on behalf of the applicant Sponsored User, does hereby acknowledge and agree to the terms and provisions of this Agreement (including the General Terms and Conditions) and MIAX Emerald Rules 210 and 500, and shall comply with all MIAX EmeraldRules and procedures, as amended.

Sponsored User	CRD#
Address	
City, State, Zip	
Contact Name	
Phone	Fax
Email	
Name of Authorized Official	Title
Signature of Authorized Official	Date

Accepted by MIAX Emerald on:

Name and Title of Exchange Official:

Signature of Exchange Official:

Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX®"), MIAX PEARL, LLC ("MIAX Pearl®"), and/or MIAX Emerald, LLC ("MIAX Emerald®") (individually or collectively referredto herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau:		Fed Tax ID:	
Address:			
City, State, Zip:			
Phone		Fax	
Email			
Business Contact		Title	
Phone		Fax	
Email			
Billing Contact		Title	
Phone		Fax	
Email			
Technical Contact		Title	
Phone		Fax	
Email			

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

Service Bureau Agreement

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

Additional Information:

Clearing Member Restriction Form

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

miax™

Clearing Member:

Date:

In accordance with the rules of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable), the Clearing Member listed above authorizes the Exchange to restrict The Options Clearing Corporation ("OCC") number(s) listed below requiring prior authorization for use as a Give-Up to each Exchange. The Clearing Member must indicate below the OCC number(s) to be restricted for each Exchange.

NOTE: Once an OCC number is marked as restricted, no Member will be able to use that restricted OCC number unless they have either: (1) an executed clearing guarantee on file with Membership with that Clearing Member; or (2) the Member is authorized by the Clearing Member pursuant to the applicable Exchange rule.

Instructions: To authorize or revoke a Member's use of a restricted OCC number, please enter the applicable information below and submit to memberservices@miaxglobal.com. List the restricted OCC number in column 1 and provide, if applicable, each Member that is authorized or restricted on each OCC number in column 2. Check whether authorized or revoked for all applicable Exchanges in columns 5 through 7. If necessary, please attach additional sheets.

Column 1 Restricted OCC Number	Column 2 Member	Column 3 Authorized	Column 4 Revoked	Column 5 MIAX	Column 6 MIAX Pearl	Column 7 MIAX Emerald
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			

Column 1 Restricted OCC Number	Column 2 Member	Column 3 Authorized	Column 4 Revoked	Column 5 MIAX	Column 6 MIAX Pearl	Column 7 MIAX Emerald
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			
		○	○			

By executing this Clearing Member Restriction Form, the Clearing Member grants the Exchange permission to publish the Clearing Member's restricted OCC number(s) on the Exchange website for purposes of providing notice to other Exchange Members that the Clearing Member's OCC number(s) will not be available for Give-Up.

Signature: ____________________ Title: ____________________

Print Name: ____________________ Date: ____________________

Clearing Member Contact Person: ____________________
(to be provided to Members seeking authorization)

Email: ____________________

Phone: ____________________

Volume Aggregation Request Form

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange

miax®

This request for volume aggregation and detailed execution information is made to Miami International Securities Exchange, LLC ("MIAX Options®"), MIAX PEARL, LLC ("MIAX Pearl®"), and/or MIAX Emerald, LLC ("MIAX Emerald®") (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Electronic Exchange Member ("Appointed EEM") / Appointed Market Maker pursuant to the Exchange's fee schedule. The term "Affiliate" means (i) an affiliate of a Member of at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A, or (ii) the Appointed Market Maker of an Appointed EEM (or, conversely, the Appointed EEM of an Appointed Market Maker).

The Members noted below would like to request aggregation of all options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume.

By signing below, each Member acknowledges and agrees that the other Member will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information. An executed version of this Request can be delivered to the Exchange via email to Membership@miaxglobal.com.

Select Exchange (required): ☐ MIAX Options ☐ MIAX Pearl ☐ MIAX Emerald

---

Member Name:

CRD #

Signature of Authorized Person

Date

Printed Name:

Title

Member Name:

CRD #

Signature of Authorized Person

Date

Printed Name:

Title

Stock-Tied Give Up Authorization and Guarantee

MIAX Emerald Options Exchange

Name of Exchange Member	MPID
Name of Clearing Member	NSCC / DTC Participant No.

In accordance with MIAX Emerald, LLC ("MIAX Emerald" or the "Exchange") Rule 507, the Clearing Member authorizes the above Exchange Member to give up Clearing Member's NSCC/DTC Participant No. listed above on MIAX Emerald for the purposes of Rule 518, Interpretation & Policy .01. and Clearing Member has previously filed guarantees with the Exchange, it holds the Exchange harmless and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to MIAX Emerald by such Exchange Member for trade settlement at the above-listed NSCC/DTC Participant No. of the Clearing Member even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing MPID which is associated with the Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

Previously filed Clearing Member Guarantees shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Exchange Member	Title
Signature of Authorized Signatory of Exchange Member	Date
Name of Authorized Signatory of Exchange Clearing Member	Title
Signature of Authorized Signatory of Exchange Clearing Member	Date

BY AFFIXING SIGNATURE BELOW, STOCK FACILITATING BROKER CONFIRMS THE COMPLETENESS OF THE EXCHANGE MEMBER'S APPLICATION FOR THIS STATED CLEARING PURPOSE.

Name of Authorized Signatory of Stock Facilitating Broker	Title
Signature of Authorized Signatory of Stock Facilitating Broker	Date

Stock-Tied Complex Order Authorization

MIAX Emerald Options Exchange

MIAX Emerald, LLC ("MIAX Emerald" or the "Exchange") Member Firms should use this form to request participation in Complex Orders containing a stock component on MIAX Emerald. Please fill out this form in its entirety and return to MIAX Emerald Membership (see Section F below).

SECTION A – GENERAL MEMBER INFORMATION

Member Firm:

Contact Name:

CRD No.: Phone:

SECTION B – FIRM-BASED ACCOUNT CONFIGURATION (ORDER-BY-ORDER BASIS)

On a Firm-level basis, provide the following Stock Account MPID(s) which will be used to trade Complex Order strategies with a stock component.

Stock Account MPID(s)

- If sending stock clearing instructions on an order-by-order basis, EEMs have the option to specify a default stock clearing account within this Section.
- Alternatively, in the absence of an order-by-order basis, please use Section C.
- Electronic Exchange Members (EEM) must complete either Section B or Section C.
- Please use an attachment if needed.

SECTION C – MPID-BASED ACCOUNT CONFIGURATION

Provide the following information for each MIAX Emerald MPID which will be used to trade Complex Order strategies with a stock component.

Column A MIAX Emerald MPID	Column B Stock Account MPID

- By providing MPID-based account information, MIAX Emerald will pre-configure your stock clearing information using Column A and Column B above.
- Market-Makers must complete both Column A and Column B.
- Please use an attachment if needed.

SECTION D – CLEARING PATH

Check the desired clearing path for stock component.

- [ ] **1. ACT** – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services
- [ ] **2. Direct to NSCC** – Requires Qualified Special Representative (QSR Form submitted via DTCC Portal) arrangement with FINRA

SECTION E – SUPPLEMENTAL MATERIAL

- ***FINRA Transparency Services Uniform Executing Broker Agreement (AGU)*** – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.
- ***QSR Arrangement (DTCC Portal)*** – Member firms which are not a FINRA member and have no access to ACT via its clearing firm, must have its clearing firm enter into this arrangement with FINRA.
- ***MPID & Session Request Form*** – Member firms that do not have an assigned MPID must request one by submitting this form to MIAX Emerald Membership.
- In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a member firm must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that member firm, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION F – SIGNATURES

Authorized Signatory MIAX Emerald Member Firm	Authorized Signatory Stock Facilitating Broker
Print Name/Title	Print Name/Title
Date	Date

SECTION G – SUBMISSION

Please submit your completed form electronically to MIAX Emerald Membership: memberservices@miaxglobal.com.
Questions may be directed to MIAX Emerald Membership at 609-897-1479.

This Exchange Data Agreement (this "Agreement") is executed and entered into as of the date below, between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and MIAX Emerald, LLC ("MIAX Emerald), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, as applicable (individually or collectively referred to herein as the "Exchange" as applicable), and the Person as identified below ("Data Recipient").

1. Definitions

(a)"Affiliate" of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below)subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate.

(b) "Affiliated Companies List" means the form attached hereto as Schedule A.

(c) "Agreement" means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) "Control" means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) "Controlled Data Distributor" means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange, such Controlled Data Distributor shall be considered an"**Internal Controlled Data Distributor**".
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate,such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

(f) "Data Feed(s)" means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on Schedule B with respect to a Data Recipient.

(g) "Data Recipient" means the Person specified below that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) "Data Feed Distributor" means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an "Internal Data Feed Distributor") or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an "External Data Feed Distributor"). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) "Data Feed Request Form" means the form attached hereto as Schedule B.

(j) "Device" means any computer, workstation or other unit of equipment, fixed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) "External Use" means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) "Force Majeure Event" means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m) "Internal Use" means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) “Market Data” means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient’s obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) “Market Data Policies” means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) “Person” means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) “Service Facilitator” means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) “Service Facilitator List” means the form attached hereto as Schedule C.

(s) “Subscriber” means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) “Subscriber Agreement” means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber’s own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

(u) “System” means any system the Exchange or its affiliates have developed for the creation and/or dissemination of Market Data.

2. License to Use Market Data

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange’s website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. Receipt of Market Data by Data Recipient

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission,redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify the Exchange if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. Data Recipient Legal Requirements

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached here to and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person,the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. Records and Reporting

Data Recipient agrees to furnish promptly to any Distributor or to the Exchange any information or reports that may be reasonably required by such Distributor and/or the Exchange in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. Right of Inspection and Audit

During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of five percent (5%) or more of the amount of fees actually due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. Exchange Fees

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time(including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by the Exchange.

9. Right to Deny Distribution

The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. Covenants, Representations and Warranties of Data Recipient

Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations

Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition,modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules there under.

If Data Recipient is a Member of the Exchange, then Data Recipient expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. Disclaimer

THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY,COMPLETENESS, TIMELINESS, NON INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES,CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO,FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT,WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE,MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. Limitations of Liability and Damages

Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members,directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. Term and Termination

Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. This Agreement may be terminated with written notice by Data Recipient to the Exchange that Data Recipient objects to a material amendment to the Agreement made by the Exchange in its sole discretion, which termination is effective on the date of such amendment. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15, 18 and 19 of this Agreement shall survive the termination of this Agreement.

15. Indemnification

(a) By Data Recipient. Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including,without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses)caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

(b) By the Exchange. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and the irrespective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim,(ii)agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. Notices

Any notice under this Agreement by the Exchange to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to the Exchange may be given via electronic mail to memberservices@miaxglobal.com.

17. Modifications

Except as may otherwise be set forth in this Agreement, the Exchange or its affiliates may amend this Agreement, the Exchange Market Data Policies (i) upon sixty (60) days prior written notice to Data Recipient, and any receipt or use of Market Data after such date is deemed acceptance or (ii) by posting the amendment to the Exchange's website and any receipt or use of Market Data after sixty (60) days of the posting date is deemed acceptance. In no event shall the Exchange provide one Data Recipient with a notice period under an Agreement that is shorter than the notice period provided by the Exchange to any other Data Recipient.

The Exchange, in its sole discretion, may also make modifications, additions, and/or deletions to Market Data, the System, or any aspect of either, including its communication facilities. The Exchange will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

18. Confidentiality

Under this Agreement, the Exchange (and any the Exchange designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that the Exchange or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of the Exchange or its affiliates {whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information,and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information,and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, the Exchange (or an Exchange affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of the Exchanges or over Data Recipient or any judicial or government order; {b) necessary to fulfill any Exchange (or Exchange affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for the Exchange (or Exchange affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 18 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information. The Exchange shall not disclose its audit findings to any third parties (other than to its affiliates and to the Exchange' and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent the Exchange from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (i) specifically identify Data Recipient or (ii) create a context where Data Recipient's identity may be reasonably inferred.

19. Miscellaneous

Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data. Data Recipient may not modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:	
Address:	
Telephone:	
Signature Authorized Representative:	
Print Name:	
Title:	
Date:	

miax®

MIAX Exchange Group

Market Data Policies

Modified August 2023

Table of Contents

1. Definitions **4**
2. Data Feed Distributor Requirements **5**
Prospective Data Feed Distributor Documentation 5
Redistribution Approval Process 5
3. Controlled Data Distribution Requirements **7**
Internal Controlled Data Distributors 7
External Controlled Data Distributors 7
Controlled Data Distributor Notice and Enforcement 9
4. Uncontrolled Data Distribution Requirements **10**
5. Fees **11**
6. Reporting **12**
Reporting 12
Audit 12
7. Service Facilitators **14**
8. Distribution to Affiliates **15**
9. General Use Requirements **16**
Attribution 16
Marketing Materials 16
Record Retention 16

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive Market Data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated Market Data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

1. Definitions

Data Feed – A transmission of market or other Exchange information ("Market Data"), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that acts as either a Controlled Data Distributor (Internal or External) or an Uncontrolled Data Distributor.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an "Internal Controlled Data Distributor".
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "External Controlled Data Distributor".

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Uncontrolled Data Distributor – A Data Recipient that is authorized by the Exchange to distribute Market Data externally to a Person who is not an affiliate of the Data Recipient where the Data Recipient does not control the entitlement of and display of information to such Person.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

2. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@miaxglobal.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents **PRIOR TO RECEIPT OF ANY MARKET DATA**.

Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule B – Data Feed Request Form
- Schedule A – Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 8 below)
- Schedule C – Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 7 below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section 3 below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, the Exchange will forward an approval letter via email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

3. Controlled Data Distribution Requirements

Each Controlled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@miaxglobal.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section 8 below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are not subject to the reporting requirements set forth in Section 6 below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):

  - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.

  - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.

  - Subscriber may be subject to reporting requirements.

  - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

- Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

- Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

- Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.

- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; provided, however, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.

- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- Enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;
- Provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;
- Provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;
- Provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;
- Provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;
- Immediately cease providing any Market Data to any Person upon the Exchange's request; and
- Provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

4. Uncontrolled Data Distribution Requirements

Each Uncontrolled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form should include the following additional information:

- The earliest date upon which one or more Persons will receive any Exchange Market Data from the Uncontrolled Data Distributor (installation date)
- Describe to whom/how the Uncontrolled Data Distributor will be distributing the data in an uncontrolled manner

After the required documents have been completed, the prospective Uncontrolled Data Distributor must submit the required documents to the Exchange (as described above) for approval. The Exchange will review the documents and may contact the Uncontrolled Data Distributor directly for additional information.

Upon approval, the Exchange will notify the Uncontrolled Data Distributor via email. Once approved by the Exchange, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Market Data to one or more Persons.

5. Fees

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

6. Reporting

Reporting

The Exchange requires all Data Recipients who are either an External Controlled Data Distributor or an Uncontrolled Data Distributor to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service – by Exchange and type of feed (i.e., MIAX Options ToM, Emerald Options cToM, Pearl Options PLF, Pearl Equities DoM, etc.)
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@miaxglobal.com.

Please contact MarketData@miaxglobal.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

7. Service Facilitators

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent (“Service Facilitator”), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@miaxglobal.com for review and processing.

Additionally, Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.
- No terms of such agreement conflict with the terms of the Exchange Data Agreement.
- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur only after the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.
- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

8. Distribution to Affiliates

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@miaxglobal.com for review and processing.

9. General Use Requirements

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.
- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".
- Alternatives for Market Data attribution may be permitted upon the prior written consent of the Exchange. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@miaxglobal.com for review and processing.

Marketing Materials

Each Controlled Data Distributor and each Uncontrolled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@miaxglobal.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

miax®

miaxglobal.com

Exchange Data Agreement
Schedule A - Affiliated Companies List

miax®

Check One: ◯ New Affiliate List ◯ Addition to Existing Affiliate List ◯ Deletion from Existing Affiliate List

Date of Request:

Data Recipient/Data Feed Distributor Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Affiliated Companies

Affiliated Company Names:	Registered Address:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name: Title:

Signature: Date:

Exchange Data Agreement
Schedule B - Data Feed Request Form

(Submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request: ____________________

Data Recipient/Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________

Phone: ____________________ Primary Contact Email: ____________________

Technical Contact: ____________________

Phone: ____________________ Technical Contact Email: ____________________

Billing Contact: ____________________

Phone: ____________________ Billing Contact Email: ____________________

Reporting Contact: ____________________

Phone: ____________________ Reporting Contact Email: ____________________

Intended Use of MIAX Pearl Equities Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

MIAX Pearl Equities Market Data Requested

- ☐ MIAX Pearl Equities Top of Market (ToM)
- ☐ MIAX Pearl Equities Depth of Market (DoM)
- ☐ Other: ____________

MIAX Options Market Data Requested

- ☐ MIAX Options Top of Market (ToM)[1]
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Options Product Feed (MPF)
- ☐ MIAX Options Complex Top of Market (cToM)
- ☐ MIAX Options Order Feed (MOR)
- ☐ MIAX Options Open-Close Report
- ☐ Other: ____________

MIAX Pearl Options Market Data Requested

- ☐ MIAX Pearl Options Top of Market (ToM)[1]
- ☐ MIAX Pearl Options Liquidity Feed (PLF)
- ☐ MIAX Pearl Options Open-Close Report
- ☐ Other: ____________

MIAX Emerald Options Market Data Requested

- ☐ MIAX Emerald Options Top of Market (ToM)[1]
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Emerald Options Complex Top of Market (cToM)
- ☐ MIAX Emerald Options Order Feed (MOR)
- ☐ MIAX Emerald Options Open-Close Report
- ☐ Other: ____________

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data
External Distribution – Describe Service Provided
(Specify Options or Equities Data in Description)

Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name: Title:

Signature: Date:

Exchange Data Agreement
Schedule C - Service Facilitator List

Check One: ◯ New Facilitator List ◯ Addition to Existing Facilitator List ◯ Deletion from Existing Facilitator List

Date of Request:

Data Recipient / Data Feed Distributor Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Service Facilitator Information

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name: Title:

Signature: Date:

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), AND/OR MIAX EMERALD, LLC ("MIAX EMERALD") (INDIVIDUALLY OR COLLETIVELY REFERRED TO HEREIN AS THE "EXCHANGE" AS APPLICABLE). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY THE EXCHANGE SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between Miami International Securities Exchange, LLC, MIAX PEARL LLC, and/or MIAX Emerald, LLC (individually or collectively referred to herein as the "Exchange" as applicable), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of the Exchange (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. License

Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the Exchange Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. User ID and Password

Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify the Exchange if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. Fees

Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by the Exchange. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by the Exchange at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. Modification or Cessation of Provision of Market Data

Subscriber acknowledges that the Exchange, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. The Exchange shall not be responsible for such events. The Exchange will use commercially reasonable efforts to provide Distributor with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

Further, the Exchange may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, the Exchange shall refund to Subscriber any prepayments made by Subscriber to the Exchange (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. Proprietary Rights

Subscriber acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. Reporting

Subscriber agrees to furnish promptly to Distributor or to the Exchange any information or reports that may be reasonably required by Distributor and/or the Exchange in order for Subscriber to receive the Market Data.

7. Covenants, Representations and Warranties of Subscriber

Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. Disclaimer

THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. Indemnification

Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

10. Assignment

Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data.

11. Notices

Any notice under this Agreement by the Exchange to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to the Exchange may be given via electronic mail to memberservices@miaxglobal.com.

12. Miscellaneous

In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:	
By Authorized Representative:	
Date:	

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Provision of Connectivity

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interconnect ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@miaxglobal.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees

The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. Connectivity must be wholly owned and managed by the Extranet; an Extranet must maintain their own connectivity and shall not utilize the connectivity of another Extranet. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting

Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 11/2 % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, provided, however, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. Changes to Service

The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations

Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. Force Majeure

Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. Confidentiality

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease

This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices

All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.miaxglobal.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:

Title:

Address:

Phone:

Fax:

Email:

*(b) If to the **Exchange***

Miami International Securities Exchange, LLC, MIAX PEARL, LLC and/or MIAX Emerald, LLC

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

Phone: 609-897-7302
Fax: 609-897-2201

Attn: John Cunningham, Member Services
Email: jcunningham@miaxglobal.com; TradingOperations@miaxglobal.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. Governing Law

Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. Survival

Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. Counterparts

This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET		**Miami International Securities Exchange, LLC**	
By:		By:	
Name:		Name:	
Title:	*must be officer*	Title:	
Name of Firm:			
Date:		Date:	

MIAX PEARL, LLC (and/or MIAX Pearl Equities)		**MIAX Emerald, LLC**	
By:		By:	
Name:		Name:	
Title:		Title:	
Date:		Date:	

Extranet Connection Agreement
Schedule A - Extranet Information

Submit one per customer

MIAX Options:	○ New Service Request	○ Addition/Deletion to Existing Service
MIAX Pearl Options:	○ New Service Request	○ Addition/Deletion to Existing Service
MIAX Pearl Equities:	○ New Service Request	○ Addition/Deletion to Existing Service
MIAX Emerald Options:	○ New Service Request	○ Addition/Deletion to Existing Service

Date of Request:

Extranet Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Technical Contact:

Technical Contact Email: Phone:

Billing Contact:

Billing Contact Email: Phone:

Compliance Contact:

Compliance Contact Email: Phone:

Extranet Customer Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Technical Contact:

Technical Contact Email: Phone:

Reporting Contact:

Reporting Contact Email: Phone:

Service Description

Certification by Extranet

This Schedule A is made between the Exchange and the Extranet and is governed by the Extranet Connection Agreement entered into by the Exchange and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.miaxglobal.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively the "Exchange").

Signature:

Print Name:

Title:

Date:

Email:

Phone:

Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data

miax®

Instructions:

Educational institutions should use this Application to request discounted pricing (an "Academic Discount") for MIAX Options, MIAX Pearl Options or MIAX Emerald Options (collectively, "MIAX") historical Intra-Day or End-of-Day Open-Close Report market data sets described as an "Academic Discount" in the respective Fee Schedules for each exchange. An Academic Discount will only be provided to qualifying accredited educational institutions whose faculty and students will only use the Data for research and educational purposes. See the respective Fee Schedules for each exchange for the Open-Close Report Academic Discount pricing on the MIAX website, and links to the Exchange Data Agreement and Schedule B that each applicant must fill out and return to MIAX.

Please type or print legibly and fill out this form in its entirety, then submit it to MIAX via e-mail to MarketData@miaxglobal.com.
MIAX will review your information to determine if you qualify for an Academic Discount, and will contact you with details.
Approved applicants will need to complete and sign this Application, the Exchange Data Agreement and Schedule B.
A separate Application must be submitted for additional data sets.
Contact MIAX at MarketData@miaxglobal.com or MemberServices@miaxglobal.com with questions.

MIAX reserves the right to approve or reject any Application for Academic Discount in its sole discretion.

Application Date: ______ Educational Institution: ______

Address: ______

Contact Person: ______

Title: ______ Telephone: ______

E-mail (must end in .edu): ______

Desired Data: ______

Proposed Data Use: ______

Other Educational Institutions:
(Research Participation Only) ______

By my signature below I hereby confirm: (1) that the Educational Institution listed above is an accredited college, university or similar educational institution, and I am a member of the faculty or staff of such institution; (2) that the Desired Data will not be used in research funded by a financial services industry participant; and (3) that the information in this Application is accurate and complete. I acknowledge that certain conditions apply and that submission of this form does not guarantee any discount for any data.

Name: ______ Signed: ______ Date: ______

Approved by MIAX:

Name: ______ Signed: ______ Date: ______